EXHIBIT 99.1

QUANTUM BIOPHARMA DIVERSIFIES TREASURY WITH THE

PURCHASE OF USD $1,000,000 OF BITCOIN (BTC) AND OTHER

CRYPTOCURRENCIES AND TO ALLOW FOR FUTURE FINANCINGS

AND OTHER TRANSACTIONS IN CRYPTOCURRENCY

Toronto, Ontario – December 20, 2024 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), is pleased to announce that after receiving approval from the Board of Directors, the Company has purchased USD $1,000,000 Bitcoin (BTC) and other cryptocurrencies as part of its strategic efforts.   As well, going forward the Company will allow for future financing and other transactions to be carried out in cryptocurrency.

This move reflects the company's belief in the potential of Bitcoin (BTC) and other currencies to provide a return on investment for shareholders. The company is now set up to receive financing in cryptocurrencies as well as executing other types of transactions in cryptocurrencies.

The company is holding all its cryptocurrency with a fully compliant custodian. The company emphasizes that all transactions are and will be fully compliant with all relevant financial and audit regulations, ensuring a secure and legal process.

The Company will continue to monitor market conditions and may increase or decrease its holdings of Bitcoin (BTC) or other cryptocurrencies as it deems appropriate.

"We are exploring innovative ways to grow our capital not being used in operations," said Zeeshan Saeed, CEO of Quantum. "Bitcoin’s recent advancements in both legal and market legitimacy make it a compelling addition. With multiple global asset managers now offering BTC based exchange-traded funds, and renewed optimism following pro-crypto policy expectations under President-elect Donald Trump's new administration, we believe Bitcoin (BTC), and other cryptocurrencies presents an opportunity to align with emerging financial trends.”

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

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Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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